  Exhibit 99.1

  Annual Meeting of Holders of
  Common Shares of Kinross Gold Corporation (the “Issuer”)
  May 4, 2011

  REPORT OF VOTING RESULTS
  National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

  Item 1: Election of Directors

By a vote, the results of which are outlined below, the following directors were elected to hold office for the ensuing year or until their successors are elected or appointed:

	Vote Type	Voted	Voted (%)	O/S (%)
JOHN A. BROUGH	For	647,577,691	86.75	57.05
	Withheld	98,910,993	13.25	8.71
	Non Votes	47,827,643		4.21

TYE W. BURT	For	730,092,647	97.80	64.32
	Withheld	16,396,038	2.20	1.44
	Non Votes	47,827,642		4.21

JOHN K. CARRINGTON	For	730,345,626	97.84	64.34
	Withheld	16,143,059	2.16	1.42
	Non Votes	47,827,642		4.21

RICHARD P. CLARK	For	729,910,262	97.78	64.30
	Withheld	16,578,423	2.22	1.46
	Non Votes	47,827,642		4.21

JOHN M.H. HUXLEY	For	728,701,784	97.62	64.20
	Withheld	17,786,900	2.38	1.57
	Non Votes	47,827,643		4.21

JOHN A. KEYES	For	730,364,020	97.84	64.34
	Withheld	16,124,665	2.16	1.42
	Non Votes	47,827,642		4.21

CATHERINE MCLEOD-SELTZER	For	723,130,202	96.87	63.70
	Withheld	23,358,482	3.13	2.06
	Non Votes	47,827,643		4.21

GEORGE F. MICHALS	For	730,259,740	97.83	64.33
	Withheld	16,228,944	2.17	1.43
	Non Votes	47,827,643		4.21

JOHN E. OLIVER	For	728,912,049	97.65	64.21
	Withheld	17,576,635	2.35	1.55
	Non Votes	47,827,643		4.21

TERENCE C.W. REID	For	730,232,198	97.82	64.33
	Withheld	16,256,485	2.18	1.43
	Non Votes	47,827,644		4.21

Item 2:  Appointment of Auditors

By a vote, KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors.
		Voted	O/S
Vote Type	Voted	(%)	(%)
For	788,239,170	99.23	69.44
Withheld	6,076,617	.77	0.54
Non Votes	0		0

Item 3:  Amendment to Share Incentive Plan

By a vote by ballot, the Shareholders approved an ordinary resolution to amend the Share Incentive Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 22,833,333 to 26,833,333.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)

Votes in Favour	714,172,440	89.31%	58.73
Votes Against	32.316,117	10.69%	7.03
Non Votes	47,827,644		4.21
Spoiled	313

Item 4:  Amendment to Restricted Share Plan

By a vote by ballot, the Shareholders approved an ordinary resolution to amend the Restricted Share Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 8,000,000 to 20,000,000.  The Shareholders present in person or represented by proxy at the Meeting voted as follows:

Vote Type	Total Votes	Voted (%)	O/S (%)

Votes in Favour	709,082,159	94.99	62.47
Votes Against	37,406,400	5.01	3.30
Non Votes	47,827,642		4.21
Spoiled	126

Item 5:  Executive Compensation

By a vote by ballot, the Shareholders approved an advisory resolution on Kinross’ approach to executive compensation.

Vote Type	Total Votes	Voted (%)	O/S (%)

Votes in Favour	709,082,159	95.67	62.92
Votes Against	37,406,400	4.33	2.85
Non Votes	47,827,642		4.21
Spoiled	126

KINROSS GOLD CORPORATION

/s/ Shelley M. Riley
_______________________________
Shelley M. Riley
Vice President, Administration and
Corporate Secretary

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